Exhibit 99.7

ACCOUNTANTS’ CONSENT

The Board of Directors of Extendicare Inc.

We hereby consent to the use of our auditors’ report dated February 19, 2004 on the consolidated balance sheets of Extendicare Inc. as at December 31, 2003 and 2002, and the consolidated statements of earnings (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 included in Extendicare Inc.’s Annual Report, and our auditors’ report dated February 19, 2004 on the related supplemental note entitled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles” and “Comments by Shareholders’ Auditors for U.S. Readers On Canada-U.S. Reporting Differences” dated February 19, 2004 included in the Annual Information Form, all of which are incorporated by reference on this Form 40-F.

We also consent to the incorporation by reference to such reports dated February 19, 2004 in the Registration Statements on Form S-8 (Nos. 333-5504) of Extendicare Inc.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
May 14, 2004